SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K
                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996) For the fiscal year ended November 2, 1997

                                       Or

[ ]      Transition report pursuant to Section 15(d) of the Securities  Exchange
         Act  of  1934  (No  fee  required)  For  the  transition   period  from
         ___________ to ___________


                         Commission file number 0-15995



                       AMENDED AND RESTATED MICROAGE, INC.
                      RETIREMENT SAVINGS AND EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST
                (A. Full title of the plan and the address of the
             plan, if different from that of the issuer named below)


                                 MICROAGE, INC.
                             2400 South MicroAge Way
                              Tempe, Arizona 85282
              (B. Name of issuer of the securities held pursuant to
           the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

         The following financial statements and other information is furnished herein for the 401(k) portion of the Amended and Restated MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan and Trust:

         1. Audited Statements of Net Assets Available for Benefits for the Plan Years ended November 2, 1997 and November 3, 1996.

         2. Audited Statements of Changes in Net Assets Available for Benefits for the Plan Year ended November 2, 1997.

         See the Index to Financial Statements.

         See also the Exhibits.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            AMENDED AND RESTATED MICROAGE, INC.
                            RETIREMENT SAVINGS AND EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST
                                              (Name of Plan)




                            "EMPLOYER" - Microage, Inc., a Delaware Corporation


                            By:     /s/ Jeffrey D. McKeever
                                    -----------------------
                                    (Signature)

                            Title:  Chairman of the Board and Chief
                                    Executive Officer

                            "TRUSTEE" - WELLS FARGO


                            By:     /s/ Laura J. Cox
                                    ----------------
                                    (Signature)

                            Title:  Assistant Vice President

Date:  April 27, 1998

                                 MICROAGE, INC.

              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                                 401 (k) PORTION

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      NOVEMBER 2, 1997 AND NOVEMBER 3, 1996

                                 MICROAGE, INC.

              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                                 401 (k) PORTION

                          INDEX TO FINANCIAL STATEMENTS



                                                                 Page
                                                                 ----

Report of Independent Accountants                                  1

Statement of Net Assets Available for Benefits                     2

Statement of Changes in Net Assets Available for Benefits          3

Notes to Financial Statements                                      4

Schedules:

I.       Schedule of Investments at November 2, 1997               9

II.      Statement of Net Assets Available for Benefits
         with Fund Information at November 2, 1997                10

         Statement of Net Assets Available for Benefits
         with Fund Information at November 3, 1996                11

III.     Statement of Changes in Net Assets Available for
         Benefits with Fund Information for the year
         ended November 2, 1997                                   12

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To the Participants, Trustee and
Administrator of the MicroAge, Inc.
Retirement Savings and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan - 401(k) portion (the "Plan") at November 2, 1997 and November 3, 1996, and the changes in net assets available for benefits for the period from November 4, 1996 to November 2, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Further, the Fund Information presented in Schedules II and III is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I, II and III have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP

Phoenix, Arizona
April 27, 1998

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(K) PORTION
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                     November 2,                  November 3,
                                                                        1997                          1996
                                                                  ------------------            -----------------
Assets:
       Investments, at fair market value
       (Cost: November 2, 1997 - $12,612,906
        November 3, 1996 - $10,316,811)
            MicroAge, Inc. common stock                                 $ 3,764,508                  $ 3,288,441
            Mutual funds                                                 12,929,813                    9,204,368
            Money market securities                                         362,302                      459,022
                                                                  ------------------            -----------------

                                                                         17,056,623                   12,951,831
                                                                  ------------------            -----------------

       Contributions receivable:
            Employees                                                       207,410                            -
            Employer - MicroAge, Inc. common stock                          684,147                      474,410
                                                                  ------------------            -----------------

                                                                            891,557                      474,410
                                                                  ------------------            -----------------

       Total assets                                                      17,948,180                   13,426,241
                                                                  ------------------            -----------------


Liabilities:
       Other                                                                      -                      123,382
                                                                  ------------------            -----------------

       Total liabilities                                                          -                      123,382
                                                                  ------------------            -----------------

Net assets available for benefits                                      $ 17,948,180                 $ 13,302,859
                                                                  ==================            =================

                     The accompanying notes are an integral
                      part of these financial statements.

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(K) PORTION
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   Year Ended
                                                                  November 2,
                                                                      1997
                                                                ---------------
Additions to net assets attributed to:

     Investment income:
         Interest                                               $       20,361
         Dividends                                                     719,322
         Net realized gain on investments                              202,735
         Net change in unrealized appreciation of investments        1,762,555
                                                                ---------------

                                                                     2,704,973
                                                                ---------------
     Contributions:
         Employees                                                   3,869,832
         Employer                                                      684,147
                                                                ---------------

                                                                     4,553,979
                                                                ---------------

         Net additions                                               7,258,952

Deductions from net assets attributed to:
     Benefits paid to participants                                   2,613,631
                                                                ---------------

Net increase                                                         4,645,321


Net assets available for benefits:
     Beginning of the year                                          13,302,859
                                                                ---------------
     End of the year                                              $ 17,948,180
                                                                ===============

                     The accompanying notes are an integral
                      part of these financial statements.

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The following brief description of the MicroAge, Inc. (the Company) Retirement Savings and Employee Stock Ownership Plan - 401(k) Portion (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan also includes an employee stock ownership feature (the ESOT). The ESOT is funded solely by employer contributions; no employee contributions are permitted. Additionally, there is a separate ESOT trust under the Plan. ESOT assets will not be commingled with assets attributable to the 401(k) portion of the Retirement Savings and Employee Stock Ownership Plan. The Plan also includes a non-qualified supplemental executive plan, whose assets are not commingled with those attributable to the 401(k) or ESOT.

The Plan is a defined contribution plan covering substantially all employees of the Company who have attained at least 21 years of age, are U.S. citizens and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Company.

The Plan was established to be effective July 1988. Employees are eligible to join the Plan on the first day of the Plan quarter coincident with or following the date on which the employee satisfies all of the eligibility requirements.

The Plan year coincides with the Company's fiscal year which ends on the Sunday nearest October 31 in each calendar year. The Plan years ended November 2, 1997 and November 3, 1996 included 52 and 53 weeks, respectively.

If a participant is fully vested under the Plan, the participant may make an election to invest all or any portion of his Employer Matching Contribution account (consisting of Company stock) in any of the Plan's investment options. As of July 1, 1995, participants were no longer permitted to invest new funds into the Company Stock Fund.

Participants may elect to contribute 1% to 15% of their total eligible compensation as a pretax deferral in lieu of receiving such amounts as compensation. For each year in which the Plan is in effect, the Company may make a matching contribution with respect to a participant's elective deferrals in an amount to be determined at the sole discretion of the Company. Such matching contributions shall be allocated in the ratio that the elective deferral made and not withdrawn by each participant in the period for which the contribution is made bears to the unwithdrawn elective deferrals of all participants for such period. The Company's total contribution for a Plan year shall not exceed the maximum amount deductible on account of the Company's contribution for its corresponding taxable year for federal income tax purposes. A Company matching contribution, if any, will be credited as of the last day of the Plan year to the accounts of those participants who are active participants on the last day of each Plan year. Participants may change their allocations or elections the first day of each Plan quarter.

The  participant's  contributions  vest  immediately.   The  Company's  matching
contributions vest based on years of service as follows:

         Years of Service                     Vesting Percentage
         ----------------                     ------------------
         Less than 1                                 0%
         1 but less than 2                          20%
         2 but less than 3                          40%
         3 but less than 4                          60%
         4 but less than 5                          80%
         5 or more                                 100%

If a participant terminates before the Company's contribution is fully vested, the Company can use the forfeited portion to reduce the Company's contribution to the Plan for the Plan year in which forfeitures occur, or, if such forfeitures exceed the amount of contribution for the Plan year, such excess shall be treated as a contribution carryover and applied to reduce future contributions. During the year ended November 2, 1997, $8,684 of employer matching contributions were forfeited by terminated employees before those amounts became vested.

Plan assets are held in a single Trust Fund (the Trust Fund) managed by the Trustee. Each participant elects from seven investment options how his contributions will be invested. The investment options and the number of participants under each option at November 2, 1997 were as follows:

                                                                       Participants at November 2, 1997
                                                                       --------------------------------
Company Stock Fund - this fund consists
         one hundred percent (100%) of
         MicroAge, Inc. common stock.                                              968

EuroPacific Growth Fund - this fund consists of
         investments in common stocks of companies
         headquartered outside of the United States.                             1,188

Capital  World  Growth and Income Fund - this fund
         consists of investments in common stocks of the
         largest and oldest companies from around the world.                     1,179

Investment Company of America Fund - this fund
         primarily consists of investments in common stock of
         domestic corporations.                                                  1,376

Income Fund of America - this fund consists of
         common stocks, bonds and money market securities.                         912

The Bond Fund of America - this fund consists of
         bonds and other marketable debt securities.                               405

The Cash Management Trust of America - this fund
         consists of money market securities.                                      245

The Company's matching contributions, if any, can be made in cash or MicroAge, Inc. common stock. Cash contributions are invested according to each participant's investment election. Contributions of MicroAge, Inc. common stock remain invested in the Company Stock Fund unless the participant is fully vested under the plan. If a participant is fully vested under the plan, they may make an election to invest all or any portion of their employer matching contribution account in any of the Plan's investment options. For the year ended November 2, 1997, the Company contributed $684,147 in MicroAge, Inc. common stock and made no cash contributions.

The Plan provides for early withdrawal (prior to the participant obtaining age 59 1/2) under certain circumstances. However, the participant may be subject to tax penalties under the Internal Revenue Code of 1986, as amended (the Code) on early withdrawals.

The Plan may be amended at any time; however, no such amendment may adversely affect the rights of the participants in the Plan with respect to contributions made prior to the date of amendment. Company matching contributions may be discontinued and participation by the Company in the Plan may be terminated at any time. In the event the Plan is terminated, each participant will receive the full amount of Plan assets in his account.

Wells Fargo Bank Trust (Wells Fargo Bank) acts as trustee and investment manager of the Plan. The trustee maintains account records of individual participants and provides quarterly statements to participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Method of accounting
--------------------

The Plan prepares its financial statements using the accrual method of accounting. Income is recognized when earned and expenses are recorded when incurred.

The Plan's investments are presented at fair value. The fair value of the Company's common stock is based upon the last sales price as reported by the "NASDAQ"/National Market System, on the valuation date.

Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such purchases and sales may include brokerage commissions and taxes. These expenses, if any, are included in the cost of securities purchased and deducted from the proceeds of securities sold. The Plan paid no brokerage commissions during the year ended November 2, 1997. Realized gains or losses on security transactions are recorded as the difference between proceeds received and revalued cost. Revalued cost represents fair value of the security at the end of the prior year, or cost if acquired during the year. Interest income is recorded on the accrual basis as earned.

Contributions
-------------

The Company's contributions to participants are recognized on the accrual basis in the Plan year to which they relate.

Benefit payments
----------------

Benefit payments are recorded when paid. In accordance with generally accepted accounting principles, obligations for distributions processed and approved for payment prior to the Plan's period-end aggregating $58,278 at November 2, 1997 were not accrued in the Plan's financial statements. No such amounts existed at November 3, 1996.

Administrative and Trustee expenses
-----------------------------------

Expenses incurred to administer the Plan are paid directly by the Company.

NOTE 3 - TAX STATUS OF THE PLAN
-------------------------------

The Plan Administrator and Management of the Company believe that the Plan conforms with the requirements of ERISA. The Internal Revenue Service has determined and informed the Company by a letter dated January 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no application has been made for an updated determination letter.

NOTE 4 - INVESTMENTS
--------------------

The following table presents the market value of investments that represent 5 percent or more of the Plan's net assets:

Description of investment                                   November 2, 1997      November 3, 1996
-------------------------                                   ----------------      ----------------
         Company Stock Fund
                  MicroAge, Inc. common stock                 $  3,764,508         $   3,288,441

         EuroPacific Growth Fund
                  Foreign common stocks                           3,253,024            2,515,683

         Capital World Growth and Income Fund
                  Global common stocks                            2,700,135            1,894,367

         The Investment Company of America Fund
                  Common stocks                                   4,120,677            2,700,631

         The Income Fund of America
                  Common stocks, marketable debt
                  securities and money market securities          2,247,898            1,529,335

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

The Trustee invests in the Company's common stock in accordance with the provisions of the Plan's Company Stock Fund. The Trustee acquires the Company's common stock by purchase on the open market.

The following is a summary of transactions in the Company's common stock:

                                                    Year ended
                                           ----------------------------
                                           November 2,      November 3,
                                           -------------  -------------
Description                                    1997            1996
-----------                                -------------  -------------

Cost of shares purchased                   $      2,174     $         -
Number of shares purchased                          126               -
Average per share cost purchase            $      17.25     $         -


NOTE 6 - REALIZED GAINS ON INVESTMENTS
--------------------------------------

The realized gains for the year ended November 2, 1997 are as follows:

                                                    Revalued         Realized
                                    Proceeds           Cost            Gains
                                -------------    -------------   -------------

MicroAge, Inc. common stock     $     646,831    $     590,337   $      56,494
Mutual funds                        1,992,702        1,846,461         146,241
                                -------------    -------------   -------------
                                $  2,639,533     $  2,436,798    $     202,735
                                ============     ============    =============

NOTE 7 - CHANGE IN UNREALIZED APPRECIATION
------------------------------------------

                                         Unrealized Appreciation
                                -----------------------------------------
                                  November 2,   November 3,
                                     1997          1996         Change
                                ------------   ------------  ------------

MicroAge, Inc. common stock     $  2,379,799   $  1,789,979  $    589,820
Mutual funds                       2,437,577      1,264,842     1,172,735
                                ------------   ------------  ------------
                                $  4,817,376   $  3,054,821  $  1,762,555
                                ============   ============  ============

The closing price for MicroAge, Inc. common stock was $ 22.00 and $ 19.38 per share on November 2, 1997 and November 3, 1996, respectively. On April 27, 1998, the closing price for the common stock was $15.13 per share.

                                                                      SCHEDULE I
                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                             SCHEDULE OF INVESTMENTS
                               AT NOVEMBER 2, 1997

     Number
       of
     shares       Description of Investment                                  Cost                     Market
----------------- -------------------------                          ---------------------     ---------------------
    170,754       Company Stock Fund                                 $          1,561,480      $          3,764,508
                  ------------------
                        MicroAge, Inc. Common stock

    119,773       EuroPacific Growth Fund                                       2,874,620                 3,253,024
                  -----------------------
                        Foreign common stocks

    104,860       Capital World Growth and Income Fund                          2,213,461                 2,700,135
                  ------------------------------------
                        Global common stock

    138,743       Investment Company of America Fund                            3,130,242                 4,120,677
                  ----------------------------------
                        Common Stocks

    120,595       Income Fund of America                                        1,892,915                 2,247,898
                  ----------------------
                        Common stocks, marketable debt
                        securities and money market securities

     43,434       The Bond Fund of America                                        577,886                   608,079
                  ------------------------
                        Marketable Debt Securities

    362,302       The Cash Management Trust of America                            362,302                   362,302
                  ------------------------------------
                        Money market securities
                                                                     ---------------------     ---------------------

                  Total investments at November 2, 1997              $         12,612,906      $         17,056,623
                                                                     =====================     =====================

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(K) PORTION
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION                                                   SCHEDULE II
AT NOVEMBER 2, 1997                                                                                                   (PAGE 1 OF 2)

                                                                                           Participant Directed
                                                  ----------------------------------------------------------------------------
                                                    The Cash                        Capital     Investment
                                                   Management      EuroPacific   World Growth   Company of        Income
                                                    Trust of         Growth       and Income      America         Fund of
                                                     America          Fund           Fund          Fund           America
                                                  ------------    ------------   ------------   ------------   ------------
Assets
      Investments, at fair market value
         MicroAge, Inc. common stock              $       --      $       --     $       --     $       --     $       --
         Mutual funds                                     --         3,253,024      2,700,135      4,120,677      2,247,898
         Money market securities                       362,302            --             --             --             --

                                                  ------------    ------------   ------------   ------------   ------------

                                                       362,302       3,253,024      2,700,135      4,120,677      2,247,898
      Contributions receivable:

         Employees                                       5,543          47,532         46,319         66,142         33,884
         Employer - MicroAge, Inc. common stock           --              --             --             --             --
                                                  ------------    ------------   ------------   ------------   ------------

                                                         5,543          47,532         46,319         66,142         33,884

      Interfund transfers to be executed (1)            (4,697)          8,064         52,308         80,124          2,023

                                                  ------------    ------------   ------------   ------------   ------------

Net assets available for benefits                 $    363,148    $  3,308,620   $  2,798,762   $  4,266,943   $  2,283,805

                                                  ============    ============   ============   ============   ============

                                                                                   Non-participant
                                                                                       Directed
                                                      ----------------------------   ------------

                                                       The Bond         Company       Company
                                                        Fund of          Stock         Stock
                                                        America          Fund           Fund            TOTAL
                                                      ------------    ------------   ------------    ------------

Assets
      Investments, at fair market value
         MicroAge, Inc. common stock                  $       --      $  1,460,156   $  2,304,352    $  3,764,508
         Mutual funds                                      608,079            --             --        12,929,813
         Money market securities                              --              --             --           362,302

                                                      ------------    ------------   ------------    ------------

                                                           608,079       1,460,156      2,304,352      17,056,623
      Contributions receivable:

         Employees                                           7,990            --             --           207,410
         Employer - MicroAge, Inc. common stock               --              --          684,147         684,147
                                                      ------------    ------------   ------------    ------------

                                                             7,990            --          684,147         891,557

      Interfund transfers to be executed (1)               (37,593)           --         (100,229)           --

                                                      ------------    ------------   ------------    ------------

Net assets available for benefits                     $    578,476    $  1,460,156   $  2,888,270    $ 17,948,180

                                                      ============    ============   ============    ============

(1) These interfund transfers represent participant transfer requests received prior to the end of the period that were executed subsequent to the end of the period.

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(K) PORTION
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION                                                   SCHEDULE II
AT NOVEMBER 3, 1996                                                                                                   (PAGE 2 OF 2)

                                                                                            Participant Directed
                                                   ----------------------------------------------------------------------------
                                                     The Cash                        Capital     Investment
                                                    Management      EuroPacific   World Growth   Company of        Income
                                                     Trust of         Growth       and Income      America         Fund of
                                                      America          Fund           Fund          Fund           America
                                                   ------------    ------------   ------------   ------------   ------------

Assets
      Investments, at fair market value
         MicroAge, Inc. common stock              $       --      $       --      $       --      $       --     $       --
         Mutual funds                                     --         2,515,683       1,894,367       2,700,631      1,529,335
         Money market securities                       333,652          35,745          26,751          38,261         18,800

                                                  ------------    ------------    ------------    ------------   ------------

                                                       333,652       2,551,428       1,921,118       2,738,892      1,548,135

      Contributions receivable:

         Employer - MicroAge, Inc. common stock           --              --              --              --             --
                                                  ------------    ------------    ------------    ------------   ------------

                                                          --              --              --              --             --

      Interfund transfers to be executed (1)               (29)         (3,357)           (909)          6,003          2,013
                                                  ------------    ------------    ------------    ------------   ------------

         Total assets                                  333,623       2,548,071       1,920,209       2,744,895      1,550,148

Liabilities

      Other (2)                                          4,336          25,910          28,737          43,155         11,522
                                                  ------------    ------------    ------------    ------------   ------------

         Total liabilities                               4,336          25,910          28,737          43,155         11,522

                                                  ------------    ------------    ------------    ------------   ------------

Net assets available for benefits                 $    329,287    $  2,522,161    $  1,891,472    $  2,701,740   $  1,538,626

                                                  ============    ============    ============    ============   ============

                                                                                  Non-participant
                                                                                      Directed
                                                     ----------------------------   ------------

                                                      The Bond         Company       Company
                                                       Fund of          Stock         Stock
                                                       America          Fund           Fund            TOTAL
                                                     ------------    ------------   ------------    ------------

Assets
      Investments, at fair market value
         MicroAge, Inc. common stock                 $       --     $  1,418,134   $  1,870,307    $  3,288,441
         Mutual funds                                     564,352           --             --         9,204,368
         Money market securities                            5,813           --             --           459,022

                                                     ------------   ------------   ------------    ------------

                                                          570,165      1,418,134      1,870,307      12,951,831

      Contributions receivable:

         Employer - MicroAge, Inc. common stock              --             --          474,410         474,410
                                                     ------------   ------------   ------------    ------------

                                                             --             --          474,410         474,410

      Interfund transfers to be executed (1)                2,460           --           (6,181)           --
                                                     ------------   ------------   ------------    ------------

         Total assets                                     572,625      1,418,134      2,338,536      13,426,241

Liabilities

      Other (2)                                             3,570           --            6,152         123,382
                                                     ------------   ------------   ------------    ------------

         Total liabilities                                  3,570           --            6,152         123,382

                                                     ------------   ------------   ------------    ------------

Net assets available for benefits                    $    569,055   $  1,418,134   $  2,332,384    $ 13,302,859

                                                     ============   ============   ============    ============

(1) These interfund transfers represent participant transfer requests received prior to the end of the period that were executed subsequent to the end of the period.

(2) This payable represents employee contributions refunds. The refunds are based on the results of the nondiscrimination tests performed by Watson & Wyatt, Co. and were remitted to Plan participants subsequent to the end of the period.

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(K) PORTION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION                                       SCHEDULE III
FOR THE YEAR ENDED  NOVEMBER 2, 1997                                                                                  (PAGE 1 OF 1)

                                                                                        Participant Directed
                                                  ----------------------------------------------------------------------------------
                                                    The Cash                     Capital     Investment
                                                   Management    EuroPacific   World Growth  Company of      Income      The Bond
                                                    Trust of       Growth       and Income    America        Fund of      Fund of
                                                    America         Fund           Fund         Fund         America      America
                                                  -----------    -----------   -----------   -----------   -----------  -----------
Additions to net assets attributed to:
    Investment income
       Interest                                   $    17,135    $       806   $       631   $       896   $       429  $       203
       Dividends                                         --          182,232       138,515       183,213       168,921       46,441
       Net realized gain on sales of investment          --           34,639        32,142        64,694        13,750        1,016
       Net change in unrealized appreciation of          --
            investments                                  --          124,177       250,549       615,122       172,875       10,012

                                                  -----------    -----------   -----------   -----------   -----------  -----------

                                                       17,135        341,854       421,837       863,925       355,975       57,672
    Contributions:
       Employees                                      146,585        980,801       770,791     1,142,850       629,216      199,589
       Employer                                          --             --            --            --            --           --

                                                  -----------    -----------   -----------   -----------   -----------  -----------

                                                      146,585        980,801       770,791     1,142,850       629,216      199,589
                                                  -----------    -----------   -----------   -----------   -----------  -----------

          Net Additions                               163,720      1,322,655     1,192,628     2,006,775       985,191      257,261


Deductions from net assets attributed to:
    Benefits paid to participants                      50,461        555,028       436,660       624,602       254,471      161,613

                                                  -----------    -----------   -----------   -----------   -----------  -----------

Net increase prior to interfund transfers             113,259        767,627       755,968     1,382,173       730,720       95,648
Interfund transfers                                   (79,398)        18,832       151,322       183,030        14,459      (86,227)
                                                  -----------    -----------   -----------   -----------   -----------  -----------

    Net increase                                       33,861        786,459       907,290     1,565,203       745,179        9,421

Net assets available for benefits:
       Beginning of period                            329,287      2,522,161     1,891,472     2,701,740     1,538,626      569,055
                                                  -----------    -----------   -----------   -----------   -----------  -----------
       End of period                              $   363,148    $ 3,308,620   $ 2,798,762   $ 4,266,943   $ 2,283,805  $   578,476
                                                  ===========    ===========   ===========   ===========   ===========  ===========

                                                                    Non-participant
                                                                       Directed
                                                   ---------------    -----------

                                                         Company       Company
                                                          Stock         Stock
                                                           Fund          Fund           TOTAL
                                                       -----------    -----------    -----------
Additions to net assets attributed to:
    Investment income
       Interest                                        $       261    $      --      $    20,361
       Dividends                                              --             --          719,322
       Net realized gain on sales of investment             22,758         33,736        202,735
       Net change in unrealized appreciation of
            investments                                    304,312        285,508      1,762,555

                                                       -----------    -----------    -----------

                                                           327,331        319,244      2,704,973
    Contributions:
       Employees                                              --             --        3,869,832
       Employer                                               --          684,147        684,147

                                                       -----------    -----------    -----------

                                                              --          684,147      4,553,979
                                                       -----------    -----------    -----------

          Net Additions                                    327,331      1,003,391      7,258,952


Deductions from net assets attributed to:
    Benefits paid to participants                          194,200        336,596      2,613,631

                                                       -----------    -----------    -----------

Net increase prior to interfund transfers                  133,131        666,795      4,645,321
Interfund transfers                                        (91,109)      (110,909)          --
                                                       -----------    -----------    -----------

    Net increase                                            42,022        555,886      4,645,321

Net assets available for benefits:
       Beginning of period                               1,418,134      2,332,384     13,302,859
                                                       -----------    -----------    -----------
       End of period                                   $ 1,460,156    $ 2,888,270    $17,948,180
                                                       ===========    ===========    ===========

                                  EXHIBIT INDEX

Exhibit No.                  Description                                                             Page No.*
-----------                  -----------                                                             ---------

    4.1                      Amended  and  Restated  MicroAge,  Inc.  Retirement
                             Savings  and  Employees  Stock  Ownership  Plan and
                             Trust  Agreement   (Incorporated  by  reference  to
                             Exhibit  10.14 to the  Annual  Report  on Form 10-K
                             for fiscal year ended October 30, 1994)

  4.1.1 First Amendment dated May 10, 1995 to the Amended and Restated MicroAge, Inc. Retirement Savings and
                             Employees  Stock Ownership Plan and Trust Agreement
                             (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for quarter ended
                             April 30, 1995)

  4.1.2                      Second  Amendment  dated  March  14,  1996  to  the
                             Amended  and  Restated  MicroAge,  Inc.  Retirement
                             Savings  and  Employees  Stock  Ownership  Plan and
                             Trust  Agreement   (Incorporated  by  reference  to
                             Exhibit 10.1 to the Annual  Report on Form 10-Q for
                             quarter ended July 28, 1996)

  4.1.3                      Third  Amendment  dated  November  4,  1996  to the
                             Amended  and  Restated  MicroAge,  Inc.  Retirement
                             Savings  and  Employees  Stock  Ownership  Plan and
                             Trust  Agreement   (Incorporated  by  reference  to
                             Exhibit  10.22.3 to the Annual  Report on Form 10-K
                             for fiscal year ended November 3, 1996)

  4.1.4                      Fourth  Amendment  dated  December  4,  1996 to the
                             Amended  and  Restated  MicroAge,  Inc.  Retirement
                             Savings  and  Employees  Stock  Ownership  Plan and
                             Trust  Agreement   (Incorporated  by  reference  to
                             Exhibit  10.22.4 to the Annual  Report on Form 10-K
                             for fiscal year ended November 3, 1996)

*Included only in manually signed original

                                  EXHIBIT INDEX

Exhibit No.                  Description                                                             Page No.*
-----------                  -----------                                                             ---------

  4.1.5                      Fifth  Amendment  dated  January  1,  1997  to  the
                             Amended  and  Restated  MicroAge,  Inc.  Retirement
                             Savings  and  Employees  Stock  Ownership  Plan and
                             Trust  Agreement   (Incorporated  by  reference  to
                             Exhibit 10.1 to the  Quarterly  Report on Form 10-Q
                             for quarter ended February 2, 1997)

     23                      Consent of Independent Accountants


*Included only in manually signed original

                                      E - 2